08002059

TRENT

RECEIVED

2008 APR 22 A 9:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

16 April 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcements were released today:

'Director Declaration'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
APR 24 2008
THOMSON REUTERS

4/23

Announcement Body Information:

On 16 April 2008, Severn Trent Plc (the "Company") was notified that Michael McKeon, Group Finance Director of the Company, has been appointed as an independent non-executive director of The Merchants Trust Plc, with effect from 1 May 2008.
www.severntrent.com

END